May 14, 2012

Christian Windsor, Special Counsel

Financial Services Group

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	HomeTrust Bancshares, Inc. Registration Statement on Form S-1/A
File Number 333-178817

Dear Mr. Windsor:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client HomeTrust Bancshares, Inc. (the “Holding Company”), we enclose herewith for filing Pre-Effective Amendment No. Four (the “Amendment”) to the Holding Company’s Registration Statement on Form S-1 relating to the Holding Company’s proposed offering.

The Amendment responds to comments raised by the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 11, 2012. As discussed with the Staff, pages 172-173 have been revised with respect to the manner in which the syndicated community offering will be conducted. The Holding Company understands that if (i) it is not able to reach agreement with the Commission’s Division of Trading and Markets with respect to the ability to utilize sweep arrangements in a syndicated community offering, and (ii) the Holding Company determines to utilize sweep arrangements in a syndicated community offering, that the Commission staff will view such utilization of sweep arrangements in the syndicated community offering as a change to the section of the prospectus describing the plan of distribution (“The Conversion and Offering”) that would necessitate revised disclosure and a post-effective amendment to the registration statement.

Christian Windsor

Securities and Exchange Commission

May 14, 2012

* * * * *

We will provide requests from the Holding Company and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them. Additionally, in response to the staff’s request, the Holding Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Holding Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions or comments with respect to these responses to comments, please call the undersigned at (202) 295-4513 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

Dave M. Muchnikoff

cc: (Hard copy by messenger)

Todd K. Schiffman, Assistant Director

            Mail Stop 4561

Jonathan Gottlieb, Staff Attorney

            Mail Stop 4561

David Irving, Staff Accountant

            Mail Stop 4561

Marc Thomas, Staff Accountant

            Mail Stop 4561